Exhibit 99.1

TARENA FILED 2018 Annual Report on Form 20-F

BEIJING, April 24, 2020 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission on April 24, 2020. The annual report can be accessed on Tarena's investor relations website at http://ir.tedu.cn . The Company will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc, targeting students aged between three and eighteen.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn